 Exhibit (a)(1)(vi)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the common stock of The Howard Hughes Corporation. The Offer (as defined below) is made solely by the Offer to Purchase, dated October 14, 2022, and the related Letter of Transmittal, and any amendments or supplements thereto. We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Common Shares (as defined below) pursuant to the Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to the holders of Common Shares residing in that jurisdiction. In making the Offer, we will comply with the requirements of Rule 14d-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Notice of Offer to Purchase for Cash
Up to 6,340,000 shares of Common Stock
of
The Howard Hughes Corporation
by
Pershing Square, L.P.,
Pershing Square International, Ltd.
and
Pershing Square Holdings, Ltd.
at
a purchase price not greater than $60.00 nor less than $52.25 per share
Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS and PS International, the “Purchasers”), are offering to purchase for cash up to an aggregate of 6,340,000 shares of common stock, $0.01 par value per share (each, a “Common Share”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”), at a price not greater than $60.00 nor less than $52.25 per Common Share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). If the Purchasers accept any Common Shares for purchase pursuant to the Offer, PS, PS International and PSH will purchase approximately 7.47%, 2.27% and 90.26%, respectively, of those Common Shares and their purchase obligation will be several in accordance with those percentages and not joint.
THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF NOVEMBER 10, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).
The Purchasers are making this offer because they believe the current price of the Common Shares is below the Company’s intrinsic value per share. The Offer is not made for the purpose of acquiring or influencing control of the business of the Company, but it will potentially increase the level of control the Purchasers and their affiliates may be deemed to have.
The Offer is not conditioned on the receipt of financing or any minimum number of Common Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.
A tendering stockholder must either (1) specify a price, not greater than $60.00 nor less than $52.25 per Common Share, at which the stockholder is willing to sell Common Shares in the Offer or (2) elect to tender their Common Shares at the purchase price ultimately paid for Common Shares properly tendered and not properly withdrawn in the Offer, if such stockholder wishes to maximize the chance that the Purchasers will purchase such holder’s tendered Common Shares. If a stockholder agrees to accept the purchase price determined in the Offer, its Common Shares will be deemed to be tendered at the minimum price of $52.25 per Common Share. This election may have the effect of lowering the Purchase Price and could result in the tendering stockholder receiving the minimum price of $52.25 per Common Share.
The Purchase Price will be the lowest single purchase price not greater than $60.00 nor less than $52.25 per Common Share that will allow the Purchasers to purchase 6,340,000 Common Shares (or, if fewer than 6,340,000 Common Shares are properly tendered and not properly withdrawn, all Common Shares properly tendered and not properly withdrawn). If the Purchasers accept any Common Shares for purchase in the Offer, they will accept only Common Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn, and the Purchasers will pay the Purchase Price for all Common Shares they purchase in the Offer (including those tendered at prices below the Purchase Price).
If more than 6,340,000 Common Shares are properly tendered at or below the Purchase Price and not properly withdrawn, the Purchasers will, upon the terms and subject to the conditions of the Offer, purchase those Common Shares on a pro rata basis as described in the Offer to Purchase. Any Common Shares not purchased in the Offer will be returned to the tendering stockholders at the Purchasers’ expense promptly after the Expiration Date. The Purchasers reserve the right, in their sole discretion, to change the purchase price range per Common Share and to increase or decrease the number of Common Shares sought in the Offer, subject to applicable law.
Assuming the maximum number of 6,340,000 Common Shares are purchased in the Offer at the maximum purchase price of $60.00 per Common Share, the aggregate purchase price would be approximately $380.4 million.
The Common Shares are listed and traded on the NYSE under the symbol “HHC.” Stockholders are urged to obtain current market quotations for the Common Shares before deciding whether and at what purchase price or purchase prices to tender their Common Shares.
The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Common Shares by giving oral or written notice of such extension to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date.
The Offer will expire at 12:00 Midnight, New York City time, at the end of November 10, 2022, unless the Purchasers exercise the right, in their sole discretion, to extend the period of time during which the Offer will remain open. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.
The Purchasers do not currently anticipate that there will be a subsequent offering period.
Stockholders wishing to tender Common Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal.
For purposes of the Offer, the Purchasers will be deemed to have accepted for payment (and therefore purchased), subject to the proration provisions of the Offer, Common Shares that are properly tendered at or below the Purchase Price and not properly withdrawn only if and when the Purchasers give oral or written notice to the Depositary of the Purchasers’ acceptance of the Common Shares for payment pursuant to the Offer.
Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay the Purchase Price for all of the Common Shares accepted for payment pursuant to the Offer promptly after the Expiration Date. In all cases, payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Common Shares or a timely book-entry confirmation of the deposit of Common Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); and (iii) any other required documents. Under no circumstances will the Purchasers pay interest on the purchase price.
Because of the difficulty in determining the number of Common Shares properly tendered at or below the Purchase Price and not properly withdrawn and the guaranteed delivery procedure described in the Offer to Purchase, the Purchasers expect that they will not be able to announce the final proration factor or commence payment for any Common Shares purchased pursuant to the Offer until at least three business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. After the Expiration Date, stockholders may obtain preliminary proration information from D.F. King & Co., Inc. (the “Information Agent”) and also may be able to obtain the information from their brokers.
Tenders of Common Shares are irrevocable, except that such Common Shares may be withdrawn at any time prior to the Expiration Date and, if the Purchasers have not accepted for payment such Common Shares by the end of December 12, 2022, stockholders may also withdraw such Common Shares at any time thereafter. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the name of the registered holder of the Common Shares to be withdrawn. If certificates for Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for the Common Shares to be withdrawn to the Depositary. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Common Shares in more than one group of Common Shares, the stockholder may withdraw Common Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Common Shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.
The Purchasers will determine all questions as to the form and validity, including time of receipt, of any notice of withdrawal, in their sole discretion, which determination will be final and binding on all parties, subject to a stockholder’s right to challenge the Purchasers’ determination in a court of competent jurisdiction. None of the Purchasers, Pershing Square Capital Management, L.P., PS Management GP, LLC or William A. Ackman (collectively, the “Pershing Square Persons”), the Depositary, the Information Agent, Jefferies LLC, as dealer manager (the “Dealer Manager”), or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of the foregoing incur any liability for failure to give any such notification.
Generally, the receipt of cash by a U.S. Holder (as defined in the Offer to Purchase) from the Purchasers in exchange for the Common Shares such holder tenders will be a taxable transaction for United States federal income tax purposes. The cash a stockholder receives for its tendered Common Shares will generally be treated for United States federal income tax purposes as consideration received in respect of a sale, resulting in gain or loss. Stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Offer, including the applicability of any limitation to the deductibility of capital losses.
The receipt of cash by a non-U.S. Holder (as defined in the Offer to Purchase) from the Purchasers in exchange for the Common Shares such holder tenders will generally be a taxable transaction for United States federal income tax purposes except under certain circumstances described in the Offer to Purchase. Non-U.S. Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding and backup withholding rules, including eligibility for a withholding tax reduction or exemption and the refund procedure, to their ownership and disposition of the Common Shares.
All stockholders should read carefully the Offer to Purchase, in particular Section 3 and Section 12, for additional information regarding the United States Federal income tax consequences of participating the Offer and should consult their financial and tax advisors.

None of the Pershing Square Persons, the Information Agent, the Depositary, or the Dealer Manager makes any recommendation to any stockholder as to whether to tender or not tender Common Shares or as to the price or prices at which stockholders may choose to tender their Common Shares. None of the foregoing has authorized any person to make any recommendation with respect to the Offer. Stockholders must make their own decisions as to whether to tender their Common Shares and, if so, how many Common Shares to tender and the purchase price or prices at which to tender them. The Purchasers recommend that stockholders consult their own financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and in the related Letter of Transmittal, before taking any action with respect to the Offer.
The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act, is contained in the Offer to Purchase and the Tender Offer Statement on Schedule TO that the Purchasers are filing with the Securities and Exchange Commission, and is incorporated herein by reference.
The Purchasers have requested the Company’s list of holders of Common Shares and security position listings for the purpose of disseminating the Offer to holders of Common Shares. Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record and beneficial holders of Common Shares whose names appear on the Company’s list of holders of Common Shares and will be furnished, for subsequent transmittal to beneficial owners of Common Shares, to brokers, banks and similar persons whose name appears or whose nominee appears on the Company’s list of holders of Common Shares or, if applicable, who are listed as participants in a clearing agency’s security position listing. The Offer is explained in detail in those materials.
Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager, at the respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Purchasers’ expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee or trust company for assistance concerning the Offer.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders Call Toll Free: (800) 848-3402
Banks and Brokers Call: (212) 269-5550
The Dealer Manager for the Offer is:
Jefferies LLC
520 Madison Avenue
New York, NY 10022
Call Toll-Free: (877) 821-7388
October 14, 2022